5 December 2003



Corus Group plc


SECTION 198 COMPANIES ACT 1985 - Disclosure of Interest in Shares


Corus Group plc has today received notification from Deutsche Bank AG, London in accordance with Section 198-202 of the UK Companies Act 1985 that Deutsche Bank AG, London have a notifiable interest in 143,969,813 ordinary shares of Corus Group plc, amounting to 4.60%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.
END